SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

VIXEL CORPORATION
(Name of Subject Company (Issuer))

AVIARY ACQUISITION CORP.,
a wholly-owned subsidiary of Emulex Corporation
and
EMULEX CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $.0015 PER SHARE
(Title of Class of Securities)

928552108
(CUSIP Number of Class of Securities)

Randall G. Wick, Esq.
Vice President and General Counsel
3535 Harbor Boulevard
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Gregory C. Smith, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, California 94301
650-470-4500

CALCULATION OF FILING FEE

Transaction Valuation*: $329,649,410	Amount of Filing Fee**: $26,669

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 24,696,691 shares of common stock of Vixel Corporation at the tender offer price of $10.00 per share of common stock. The transaction value also assumes the purchase of 2,947,651 shares of Series B convertible preferred stock of Vixel Corporation at the tender offer price of $10.00 per share of preferred stock. The transaction value also includes the offer price of $10.00 less $3.75, which is the average exercise price of outstanding options, multiplied by 7,184,688, the estimated number of options outstanding. The transaction value further includes the offer price of $10.00 less $3.50, which is the average exercise price of outstanding warrants, multiplied by 1,277,183, the number of warrants outstanding.

**	The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals .008090% of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Form or registration no.:
Filing Party:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

ITEM 1. SUMMARY TERM SHEET.
ITEM 2. SUBJECT COMPANY INFORMATION.
ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
ITEM 4. TERMS OF THE TRANSACTION.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
ITEM 10. FINANCIAL STATEMENTS.
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX
EXHIBIT (A)(1)
EXHIBIT (A)(2)
EXHIBIT (A)(3)
EXHIBIT (A)(4)
EXHIBIT (A)(5)
EXHIBIT (A)(6)
EXHIBIT (A)(10)
EXHIBIT (A)(11)
EXHIBIT (A)(12)
EXHIBIT (D)(1)
EXHIBIT (D)(2)
EXHIBIT (D)(3)
EXHIBIT (D)(4)
EXHIBIT (D)(5)
EXHIBIT (D)(6)
EXHIBIT (D)(7)
EXHIBIT (D)(8)
EXHIBIT (D)(9)

     This Tender Offer Statement on Schedule TO (this “Statement”) relates to the offer by Aviary Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Emulex Corporation, a Delaware Corporation (“Emulex”), to purchase all the issued and outstanding shares of common stock, par value $.0015 per share, of Vixel Corporation, a Delaware corporation (“Vixel”) (together with any associated preferred stock or other rights issued pursuant to the Rights Agreement, dated as of November 15, 2000, between Vixel and Computershare Trust Company, Inc., as amended from time to time, the “Common Stock”), and all issued and outstanding shares of Series B convertible preferred stock, par value $.001 per share, of Vixel (the “Series B Preferred Stock” and, together with the Common Stock, the “Shares” and each share thereof a “Share”), at a price of $10.00 per Share, net to the seller in cash, without interest thereon (the “Offer Price”). The terms and conditions of the offer are described in the Offer to Purchase, dated October 15, 2003 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and the related Letter of Transmittal and the instructions thereto, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a)  The subject company and the issuer of the securities subject to the Offer is Vixel Corporation, a Delaware corporation. Its principal executive office is located at 11911 North Creek Parkway South, Bothell, Washington, 98011 and its telephone number is (425) 806-5509.

     (b)  This Statement relates to the Offer by the Purchaser to purchase all issued and outstanding Shares for $10.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated herein by reference.

     (c)  The information concerning the principal market, if any, in which the Shares are traded and certain high and low sales prices for the Common Stock in the principal market in which it is traded is set forth in “Price Range of the Shares; Dividends on the Shares” in the Offer to Purchase and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a), (b), (c) The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Emulex and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)(1)(i) – (viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Terms of the Offer,” “Acceptance for Payment and Payment for Shares,” “Procedure for Tendering Shares,” “Withdrawal Rights,” “Certain United States Federal Income Tax Consequences” and “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

     (a)(1)(ix), (xi) Not applicable.

     (a)(2)(i) – (v), (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations,” “Certain United States Federal Income Tax Consequences,” “Background of the Offer,” “Purpose of the Offer; Plans for Vixel; Other Matters” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

     (a)(2)(vi) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

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     (a), (b) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Emulex and the Purchaser,” “Background of the Offer,” “Purpose of the Offer; Plans for Vixel; Other Matters” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1), (3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Vixel; Other Matters” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

     (c)(2) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

     (d)  Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain Information Concerning Emulex and the Purchaser,” “Background of the Offer” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)  The information set forth in the Introduction and in the sections of the Offer to Purchase entitled “Certain Information Concerning Emulex and the Purchaser,” “Background of the Offer” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Emulex and the Purchaser” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

     (a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer,” “Certain Legal Matters,” and “The Merger Agreement and Other Agreements” is incorporated herein by reference.

     (a)(4) The information set forth in the sections of the Offer to Purchase entitled “Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” and “Certain Legal Matters” is incorporated herein by reference.

     (a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters” is incorporated herein by reference.

     (b)  The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated October 15, 2003

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(6)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9

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(a)(7)	Joint Press Release issued by Emulex and Vixel on October 8, 2003 (incorporated by reference to the Schedule TO-C filed by Emulex and the Purchaser with the Securities and Exchange Commission on October 8, 2003)

(a)(8)	Transcript of Conference Call by Emulex (incorporated by reference to the Schedule TO-C filed by Emulex and the Purchaser with the Securities and Exchange Commission on October 10, 2003)

(a)(9)	Slide Presentation by Emulex (incorporated by reference to the Schedule TO-C filed by Emulex and the Purchaser with the Securities and Exchange Commission on October 8, 2003)

(a)(10)	Summary Advertisement published in the Wall Street Journal on October 15, 2003

(a)(11)	Press Release issued by Emulex on October 15, 2003

(a)(12)	Complaint, Russell Fink vs. Vixel Corporation, et al., filed on October 9, 2003 in the Superior Court of the State of Washington, County of King

(b)	Not Applicable

(d)(1)	Agreement and Plan of Merger dated as of October 8, 2003 by and among Emulex, the Purchaser and Vixel

(d)(2)	Stockholders Agreement, dated as of October 8, 2003, by and among Emulex, the Purchaser and certain stockholders of Vixel identified therein

(d)(3)	Purchaser Option, dated as of October 8, 2003, by and among Emulex, the Purchaser and Vixel

(d)(4)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and James M. McCluney

(d)(5)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Stuart B. Berman

(d)(6)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Thomas Hughes

(d)(7)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Soogil Stephen Cho

(d)(8)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Brian J. Reed

(d)(9)	Confidentiality Agreement, dated September 2, 2003, by and between Emulex and Vixel

(g)	Not Applicable

(h)	Not Applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMULEX CORPORATION

By:	/s/ PAUL F. FOLINO Name: Paul F. Folino Title: Chairman of the Board and Chief Executive Officer

AVIARY ACQUISITION CORP.

By:	/s/ PAUL F. FOLINO Name: Paul F. Folino Title: President and Chief Executive Officer

Date: October 15, 2003

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EXHIBIT INDEX

EXHIBIT NO.	DOCUMENT

(a)(1)	Offer to Purchase dated October 15, 2003

(a)(2)	Form of Letter of Transmittal

(a)(3)	Form of Notice of Guaranteed Delivery

(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(6)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9

(a)(7)	Joint Press Release issued by Emulex and Vixel on October 8, 2003 (incorporated by reference to the Schedule TO-C filed by Emulex and the Purchaser with the Securities and Exchange Commission on October 8, 2003)

(a)(8)	Transcript of Conference Call by Emulex (incorporated by reference to the Schedule TO-C filed by Emulex and the Purchaser with the Securities and Exchange Commission on October 10, 2003)

(a)(9)	Slide Presentation by Emulex (incorporated by reference to the Schedule TO-C filed by Emulex and the Purchaser with the Securities and Exchange Commission on October 8, 2003)

(a)(10)	Summary Advertisement published in the Wall Street Journal on October 15, 2003

(a)(11)	Press Release issued by Emulex on October 15, 2003

(a)(12)	Complaint, Russell Fink vs. Vixel Corporation, et al., filed on October 9, 2003 in the Superior Court of the State of Washington, County of King

(b)	Not Applicable

(d)(1)	Agreement and Plan of Merger dated as of October 8, 2003 by and among Emulex, the Purchaser and Vixel

(d)(2)	Stockholders Agreement, dated as of October 8, 2003, by and among Emulex, the Purchaser and certain stockholders of Vixel identified therein

(d)(3)	Purchaser Option, dated as of October 8, 2003, by and among Emulex, the Purchaser and Vixel

(d)(4)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and James M. McCluney

(d)(5)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Stuart B. Berman

(d)(6)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Thomas Hughes

(d)(7)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Soogil Stephen Cho

(d)(8)	Noncompetition Agreement, dated as of October 8, 2003, by and between Emulex and Brian J. Reed

(d)(9)	Confidentiality Agreement, dated September 2, 2003, by and between Emulex and Vixel

(g)	Not Applicable

(h)	Not Applicable